

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via Email

Shlomo Kramer
President and Chief Executive Officer
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, CA 94065

> **Re: Imperva, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 28, 2011**
> **File No. 333-175008**

Dear Mr. Kramer:

We have reviewed your letter dated October 27, 2011 and the above-referenced filing, and have the following comments.

Prospectus Summary

Overview, page 1

1. Please revise here, and on page 86, to also disclose your net losses for the nine months ended September 30, 2010 and September 30, 2011. In addition, please revise the second full paragraph on page 47 to disclose your net losses for the nine months ended September 30, 2010.

Risk Factors

"Concentration of ownership among our existing executive officers, directors…," page 32

2. Please revise to also disclose the percentage of your shares that will be beneficially owned by your executive officers, directors and 5% or greater shareholders if they do not purchase an aggregate of approximately $15 million of your common stock in the offering.

Principal and Selling Stockholders, page 142

3. Please revise the title of the last column of the table to clarify that the percentages disclosed represent the impact of the full exercise of the underwriters' overallotment option.

Shlomo Kramer
Imperva, Inc.
November 2, 2011
Page 2

4.   Please revise footnote 14 to disclose the persons who have sole or shared voting or
        investment power over the entity. See Item 507 of Regulation S-K, and for guidance,
        refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's
        Compliance and Disclosure Interpretations of Regulation S-K. In addition, please tell us
        whether this entity is a broker-dealer or an affiliate of a broker-dealer.

5.   Footnote 16 discloses that any of the entities that have expressed interest in purchasing up
        to an aggregate of $15 million of your common stock that actually purchased such stock
        would increase their beneficial ownership interest by 4.5%. It appears that you have not
        disclosed Meritech Capital Partners' beneficial ownership interest because it does not
        beneficially own more than 5% of your common stock. It is difficult, however, without
        such disclosure, to assess the significance of their full potential ownership interest.
        Please tell us how you considered including such disclosure in this footnote.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Patrick Gilmore,
Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the
financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at
(202) 551-3428 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Email
        Anthony J. McCusker, Esq.
        Goodwin Procter LLP